Exhibit 99.(h)(5)

ADDENDUM

To Transfer Agency and Service Agreement
between
Morgan Stanley Mutual Funds
and
Boston Financial Data Services, Inc.

This Addendum ("Addendum"), is made as of October 5, 2017, (the "Addendum Effective Date"), by and between Boston Financial Data Services, Inc., (the "Transfer Agent") and Each of the Entities, individually and not jointly, listed on Schedule A (the "Fund" or "Funds") to the Transfer Agency and Service Agreement dated April 1, 2013 as previously amended as of July 1, 2013 (the "Agreement").

NOW THEREFORE, the parties agree the Agreement is supplemented as follows:

1.
Background. Transfer Agent has enhanced its lost shareholder, escheatment, and shareholder outreach business line to assist its clients with their federal and state unclaimed property requirements as listed on Exhibit A hereto (the "UPA Services"). The UPA Services are provided by the Transfer Agent and/or its third party subcontractor (the "UPA Subcontractor") on behalf of the Transfer Agent. The Transfer Agent advises the Fund that as of the date of this Addendum the UPA Subcontractor is Venio LLC d/b/a Keane.

2.
UPA Services. Subject to the Fund's payment of the fees for the UPA Services set forth on Exhibit B attached hereto (the "UPA Services Fee"), Transfer Agent agrees to provide and/or have UPA Subcontractor provide, as applicable, to each Fund the UPA Services described on Exhibit A attached hereto. Transfer Agent shall be responsible for any UPA Services performed by UPA Subcontractor as if Transfer Agent had performed such UPA Services itself.

3.
Integration. This Addendum shall be integrated into and form part of the Agreement as of the Addendum Effective Date. In the event of any inconsistency between this Addendum and the Agreement, this Addendum shall control. Except as supplemented herein, the remaining terms and provisions of the Agreement shall not be affected by this Addendum and shall continue in full force and effect.

4,
Liability. The Transfer Agent's aggregate liability during any term of this Addendum with respect to, arising from or arising in connection with this Addendum, or from all services provided or omitted to be provided by the Transfer Agent or UPA Subcontractor under this Addendum for all of the Funds subject to this Addendum, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed one half the aggregate of the fees and charges, as set forth in Exhibit B attached hereto, and received by the Transfer Agent, but not including reimbursable expenses, for all of the Funds covered by this Addendum during the prior twelve (12) months immediately preceding the first event for which recovery from the Transfer Agent is being sought.

Signatures on following page

ADDENDUM
Signature Page

IN WITNESS WHEREOF, Transfer Agent and each Fund have caused this Addendum to be executed by their respective duly authorized representatives as of the Addendum Effective Date.

BOSTON FINANCIAL DATA SERVICES, INC.	EACH OF THE ENTITIES,
INDIVIDUALLY AND NOT JOINTLY,

AS LISTED ON SCHEDULE A

By: /s/ Robert C. Trower	By: /s/ Francis Smith
Name: Robert C. Trower	Name: Francis Smith
Title: Managing Director	Title: Treasurer
As an Authorized Officer on behalf of each of the Funds indicated on Schedule A

Exhibit A
Description of UPA Services1

1.         Lost Shareholder Services.

a,
After two mailings sent by Boston Financial to a shareholder have been returned undeliverable ("RPO Accounts"), a stop-mail code is put on that shareholder's account. Boston Financial then performs the two SEC mandated searches for lost shareholders using the information data bases of a third party vendor (currently Lexis Nexis) to attempt to locate the lost shareholder.

b.
If, as a result of these two searches, a more current address for the shareholder is provided, Boston Financial will update the address on the account and remove the stop-mail code. If a more current address is not provided, the Client will direct Boston Financial to provide the relevant account information to the party responsible for escheating.

2.         Escheatment Services

a.
Boston Financial will identify accounts as inactive based on DST's escheatment dormancy trigger categories as they are updated from time to time with approval from Fund in accordance with changes in applicable state law.

b.	Boston Financial will capture and maintain customer contact type and date.

c.
Boston Financial will mail a notice of escheatment to the shareholder or the payee of an outstanding check (the "Due Diligence Letters") based on state mailing schedules as established by Boston Financial that facilitate compliance with its good faith interpretation of applicable state escheatment law.

d.	Boston Financial will escheat eligible property to the applicable states based on state remittance schedules established by applicable state law.

3.         Inactive Outreach Services, Boston Financial and UPA Subcontractor (Keane)

a.
Boston Financial will identify (i) RPO Accounts which were unresponsive to the two required SEC searches, (ii) accounts reflecting outstanding checks, and (iii) accounts that have been inactive for at least two years ("Inactive Shareholders") based on escheatment dormancy trigger categories, as they are updated from time to time.

b.	Boston Financial will send a file of these accounts to the UPA Subcontractor for discretionary search and research to determine if the shareholder is deceased.

c.	The UPA Subcontractor will mail a confirmation letter for RPO accounts and outstanding checks to newly located address. Letter will instruct owners to contact Boston Financial to update their account.

d.	Boston Financial will identify all accounts where "date of last contact" exceeds two years and conduct an outreach program to keep these accounts in an active shareholder status.

e.	Boston Financial will mail letters to inactive shareholders requesting that the shareholder contact Boston Financial to keep their account in an active status.

f.	The response detail will be provided to the Fund upon completion of the outreach services.

With the exception of services set forth in 3.b and 3.c herein, Boston Financial has provided the UPA Services to the Funds since 2015 as additional related services pertaining to escheatment and abandoned property as set forth in Section 1.1(z) of the Agreement, and in accordance with Fund's written instructions.

Exhibit B
Escheatment and UPA Services Fees
Dated: October 5, 2017

In consideration of the provision of the UPA Services set forth in this Addendum, the Funds shall pay the Transfer Agent the following Services Fees. The UPA Services Fees and any out-of-pocket expenses incurred by the Transfer Agent in connection with providing the UPA Services hereunder shall be paid by the Funds in accordance with Section 3.2 (Reimbursable Expenses) and Section 3.4 (Invoices) of the Agreement.

Implementation Fee:[2]	$15,000.00

Annual Base Fee:	$25,000.00 per year

External Data Feed Fee (Optional):	$500.00 per data feed execution

Reportable CUSIP Fee:	$250.00 per CUSIP

Escheated Item Fee:	$5.00 per item

Secondary Mailing Fee (Optional):[3]	$5,000.00

Reimbursable Expenses:	Billed as incurred

2 Funds with > 15,000 inactive accounts will be charged an additional $2.00 per inactive account.
3 Fund will be charged $2.50 per inactive SSN for each unique SSN > 1,000 in the secondary mailing